
03052182

SECURITIES A[illegible]
Wa[illegible]



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 24504 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PARIS SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 HUDSON ST, SUITE 201
(No. and Street)

HOBOKEN, NJ 07030
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAN MARKS 201/459-9997
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FISHER VAN SCIVER + CO.
(Name — *if individual, state last, first, middle name*)

112 HADDONTOWNE COURT CHERRY HILL NJ 08034
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 24 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JAN MARKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARIS SECURITIES CORPORATION, as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VICE-PRESIDENT
Title



Notary Public

BRIDGET DELPLATO
Notary Public, State of New York
No. 01DE6030405
Qualified in New York County
Commission Expires September 13, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-24504


SEC MAIL
PROCESSING
RECEIVED
AUG 2 8 2003
WASH. D.C.
181
SECTION

# PARIS SECURITIES CORPORATION

## FINANCIAL STATEMENTS

**JUNE 30, 2003**
**AND**
**JUNE 30, 2002**

**FISHER, VAN SCIVER & CO., P.C.**

**112 HADDONTOWNE COURT**

**SUITE 302**

**CHERRY HILL, NEW JERSEY 08034-3664**

## CONTENTS

**FISHER, VAN SCIVER & CO.**
PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

112 HADDONTOWNE COURT
SUITE 302
CHERRY HILL, NEW JERSEY 08034-3664

E*MAIL ADDRESS:
WFISHERCPA@AOL.COM
AVANSCPA@AOL.COM

(856) 428-9769 - (610) 789-3179

FAX (856) 428-9482

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Paris Securities Corporation

We have audited the accompanying statement of financial condition of **Paris Securities Corporation** (a New York corporation) as of June 30, 2003 and June 30, 2002, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Paris Securities Corporation** at June 30, 2003 and June 30, 2002, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fisher, Van Sciver & Co., P.C.

Cherry Hill, New Jersey
August 22, 2003

**PARIS SECURITIES CORPORATION**
**STATEMENT OF FINANCIAL CONDITION**
**JUNE 30,**

| | 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Cash, non-segregated | $ 36,243 | $ 56,276 |
| Receivable from broker-dealers and clearing organizations | 1,991,517 | 1,450,128 |
| Prepaid taxes | -0- | 175,218 |
| Receivable from non-customers | 93,864 | 103,523 |
| Securities owned: | | |
| Marketable, at market value | 4,115,961 | 3,272,520 |
| Not readily marketable, at market value | 100,851 | 112,436 |
| Memberships in exchanges at cost | 3,746,607 | 3,746,607 |
| Other assets | 1,200 | 1,200 |
| **Total Assets** | $ 10,086,243 | $ 8,917,908 |
| **Liabilities** | | |
| Accrued income taxes | $ 145,995 | $ -0- |
| Accounts payable, accrued expenses, and other liabilities | 5,675 | 2,000 |
| **Total Liabilities** | 151,670 | 2,000 |
| **Stockholders' equity** | | |
| Common stock – 20,000 shares, $1 par value, authorized, issued, and outstanding at June 30, 2003 and June 30, 2002, respectively | 20,000 | 20,000 |
| Additional paid-in-capital | 5,411,832 | 5,411,832 |
| Accumulated other comprehensive income (loss) | ( 151,375 ) | ( 176,992 ) |
| Retained earnings | 4,654,116 | 3,661,068 |
| **Total Stockholders' Equity** | 9,934,573 | 8,915,908 |
| **Total Liabilities and Stockholders' Equity** | $ 10,086,243 | $ 8,917,908 |

The accompanying notes are an integral part of these statements

**PARIS SECURITIES CORPORATION**
**STATEMENTS OF INCOME AND COMPREHENSIVE INCOME**
**FOR THE YEARS ENDED JUNE 30,**

| | 2003 | 2002 |
|---|---|---|
| **Revenues** | | |
| Commission income | $ 291,453 | $ 583,137 |
| Seat rental income | 1,789,609 | 1,775,422 |
| Interest and dividends | 160,716 | 104,712 |
| Trading income | 61,516 | 3,514 |
| | 2,303,294 | 2,466,785 |
| **Expenses** | | |
| Employee compensation and benefits | 289,776 | 396,893 |
| Floor brokerage, exchange, and clearing fees | 17,261 | 15,014 |
| Communication and data processing | 1,766 | 349 |
| Occupancy | 14,550 | 10,147 |
| Other expenses | 181,893 | 229,036 |
| | 505,246 | 651,439 |
| **Income before income taxes** | 1,798,048 | 1,815,346 |
| **Provision for income taxes** | | |
| Federal | 530,000 | 425,000 |
| State | 275,000 | 293,995 |
| | 805,000 | 718,995 |
| **Net Income** | 993,048 | 1,096,351 |
| **Other Comprehensive Income** | | |
| Net unrealized gain (loss) on available-for-sale-securities | 25,617 | ( 293,703 ) |
| **Comprehensive Income** | $ 1,018,665 | $ 802,648 |

The accompanying notes are an integral part of these statements

**PARIS SECURITIES CORPORATION**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEARS ENDED JUNE 30, 2003 AND 2002**

| | Common Stock | | | |
|---|---|---|---|---|
| | Number Of Shares | $1 Par Value | Additional Paid-In Capital | Comprehensive Income |
| Balance at June 30, 2001 | 20,000 | $ 20,000 | $ 5,411,832 | $ 1,147,233 |
| Net income | | | | 1,096,351 |
| Other comprehensive Income-unrealized loss on available-for-sale securities | | | | ( 293,703 ) |
| Balance at June 30, 2002 | 20,000 | 20,000 | 5,411,832 | 1,949,881 |
| Net income | | | | 993,048 |
| Other comprehensive Income-unrealized gain on available-for-sale securities | | | | 25,617 |
| Balance at June 30, 2003 | 20,000 | $ 20,000 | $ 5,411,832 | $ 2,968,546 |

The accompanying notes are an integral part of these statements

**PARIS SECURITIES CORPORATION**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEARS ENDED JUNE 30, 2003 AND 2002**

| Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Totals |
|---|---|---|
| $ 2,564,717 | $ 116,711 | $ 8,113,260 |
| 1,096,351 | | 1,096,351 |
| | ( 293,703 ) | ( 293,703 ) |
| 3,661,068 | ( 176,992 ) | 8,915,908 |
| 993,048 | | 993,048 |
| | 25,617 | 25,617 |
| $ 4,654,116 | ($ 151,375 ) | $ 9,934,573 |

**PARIS SECURITIES CORPORATION**
**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED JUNE 30,**

| | 2003 | 2002 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Total comprehensive income | $ 1,018,665 | $ 802,648 |
| Noncash items included in total comprehensive income: | | |
| (Increase) Decrease in receivables from brokers | ( 541,389 ) | 722,928 |
| Decrease in other assets | -0- | 3,196 |
| Increase (Decrease) in accrued income taxes | 145,995 | ( 723,430 ) |
| Decrease in receivable other | 9,659 | 97,651 |
| Increase in accrued expenses | 3,675 | -0- |
| Decrease (Increase) in prepaid taxes | 175,218 | ( 175,218 ) |
| **Net cash provided by operating activities** | 811,823 | 727,775 |
| **Cash flows from investing activities:** | | |
| Purchase of exchange memberships | -0- | ( 108,500 ) |
| Increase in investments | ( 831,856 ) | ( 601,800 ) |
| **Net cash used in investing activities** | ( 831,856 ) | ( 710,300 ) |
| **Net (decrease) increase in cash** | ( 20,033 ) | 17,475 |
| **Cash at beginning of year** | 56,276 | 38,801 |
| **Cash at end of year** | $ 36,243 | $ 56,276 |
| **Supplemental disclosure of cash flows information:** | | |
| Interest expense | $ -0- | $ -0- |
| Income taxes | $ 483,786 | $ 1,617,424 |

The accompanying notes are an integral part of these statements

## PARIS SECURITIES CORPORATION
## NOTES TO FINANCIAL STATEMENTS
## JUNE 30, 2003 AND JUNE 30, 2002

### Note 1 - Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

#### Business Activity

The Company is principally engaged in leasing its exchange memberships to individuals and commodities and securities trading for its own account. The Company is a wholly owned subsidiary of Paris Foods Corporation.

#### Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

#### Accounts Receivable - Recognition of Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

#### Investments

Investment in securities and commodities are valued at fair market value.

Investments in exchange memberships are valued at lower of cost or market.

#### Revenue and Expense Recognition

Commodities and securities transactions and related commission revenues and expenses are recorded in the accounts on a marked to the market basis.

#### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

# PARIS SECURITIES CORPORATION
# NOTES TO FINANCIAL STATEMENTS
# JUNE 30, 2003 AND JUNE 30, 2002

## Note 1 - Summary of Significant Accounting Policies - continued

### Comprehensive Income

Effective July 1, 1998, the Company adopted Statement of Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income*. This statement requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

### Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the cost of long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

## Note 2 - Lease Commitments

The Company leased its office facilities for a one-year period beginning July 1, 2003. The annual rent is $16,020.

Rental expense for the years ended June 30, 2003 and 2002 amounted to $14,550 and $10,147, respectively.

## Note 3 - Net Capital Requirements

Pursuant to the net capital provision of Rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions.

## Note 4 - Income Taxes

The Company files its Federal income tax returns on a consolidated basis with its parent company. For income tax purposes, gains and losses on sale of investments are recognized when the investments are sold. Trading income in commodity futures contracts includes gains and losses in open trades for both tax and financial statement purposes. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax is remitted to the parent. The Company files its own state and local tax returns.

## Note 5 - Commitments

The Company's parent has obtained a bank revolving line of credit. The Company has agreed to guaranty all outstanding obligations of its parent to the bank. Borrowings amounted to $2,312,000 at June 30, 2003.

## Note 6 - Related Party

During the years ended June 30, 2003 and June 30, 2002 the Company paid a management fee to Paris Foods Corporation, its parent corporation, in the amount of $120,000 and $120,000, respectively. This is included in other expenses on the Statements of Income and Comprehensive Income.

**SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2003**

## PARIS SECURITIES CORPORATION
## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF JUNE 30, 2003

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholders' equity | | $ 9,934,573 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Receivable from non-customers | $ 93,864 | |
| Receivable from brokers | 16,783 | |
| Exchange memberships | 3,746,607 | |
| Securities not readily marketable | 100,851 | |
| Commodity futures contracts | 9,000 | |
| Other assets | 1,200 | |
| | $ 3,968,305 | 3,968,305 |
| Net capital before haircuts on securities positions | | 5,966,268 |
| Haircuts on securities | | |
| Other securities | | 617,390 |
| Net Capital | | $ 5,348,878 |
| Aggregate indebtedness | | |
| Liabilities from financial statements | | $ 151,670 |
| Total aggregate indebtedness | | $ 151,670 |
| Computation of basic net capital requirement | | |
| Minimum net capital required: | | |
| Company | | $ 100,000 |
| Excess net capital | | $ 5,248,878 |
| Net capital less 120 percent of minimum net capital | | $ 5,228,878 |
| Ratio: Aggregate indebtedness to net capital | | 2.8355% |